Exhibit 99.3

Farmmi Reports First Half 2021 Financial Results

Financial Highlights (six months ended March 31, 2021 compared to March 31, 2020)

•         31% Increase in Revenue; Shiitake Sales Increase 38%; Mu Er Sales Increase 27%

•         41.6% Increase in Gross Profit

•         Net Income Expands to $1.36 Million or $0.07 per Basic and Diluted Share from Year Ago Loss

•	Company Expects Sales Momentum to Continue in Second Half

LISHUI, China, August 2, 2021 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced its financial results for the six months ended March 31, 2021.

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, commented, "We are very pleased with our strong revenue growth and surge in profitability. We successfully worked with our supply chain and customers to meet demand levels that were moving up and down with the COVID-19 lockdowns. Our efforts paid off and we achieved impressive growth in our core Shiitake and Mu Er businesses, as we continue to leverage our competitive advantages, including premium product quality, sought after production locations and strong supplier relationships. Importantly, we significantly strengthened our balance sheet and now have the resources to support our accelerated long-term growth strategy.”

Ms. Zhang continued, “Through our continued efforts to build our e-commerce platform, expand internationally, and build upon relationship with our suppliers, we expect to expand our product lines and improve our brand awareness and customer loyalty, as we meet higher customer demand levels and drive sales growth. We are stepping up our sales and marketing activities, investing in our supply chain and laying the groundwork for our long-term success with our ongoing business transformation. We announced in May that we will be leveraging more than two decades of experience in China’s agriculture industry, as we build on Farmmi’s core business of high quality agricultural products to grow into a comprehensive service provider for the agricultural industry chain. We took additional action in June, with a major cooperation and strategic investment announcement signaling our active expansion into the distribution network of agricultural products, which we expect will further strengthen our presence in the agricultural supply chain and open additional profit improvement opportunities. Overall, we are in a strong competitive position with considerable opportunities for revenue and profit growth, as we remain focused on building shareholder value.”

Financial Highlights

	For the Six Months Ended March 31,
($ millions, except per share and percentage data)	2021	2020	Change
Revenues	$17.79	$13.58	31.0%
Shiitake	10.10	7.35	37.6%
Mu Er	7.34	5.76	27.4%
Other edible fungi and other agricultural products	0.34	0.47	(27.3)%
Gross profit	2.99	2.11	41.6%
Gross margin	16.8%	15.5%	1.3pp*
Income from operations	$1.44	$1.14	26.3%
Interest Expense	0.06	1.29	(95.3)%
Net Income (loss) attributable to Farmmi, Inc.	1.36	(0.06)	1.31
Basic and diluted income (loss) per share	0.07	(0.00)	0.07

*Notes: pp represents percentage points

Revenues

Total revenues increased 31.0% to $17.79 million for the six months ended March 31, 2021, as compared to $13.58 million for the six months ended March 31, 2020. The increased sales volume is mainly attributable to the recovery of economic activities in China since the end of the COVID-19 lockdown in April 2020, which led to increased customer orders.

Revenue from sales of Shiitake increased 37.6% to $10.10million for the six months ended March 31, 2021 from $7.35 million for the six months ended March 31, 2020, led by a 29.9% increase in sales volume to 768 tons from 591 tons over the same period. Revenue from sales of Mu Er increased 27.4% to $7.34 million for the six months ended March 31, 2021 from $5.76 million for the six months ended March 31, 2020, with a 17.4% increase in sales volume to 559 tons from 476 tons over the same period. Revenue from sales of other edible fungi and other agricultural products decreased 27.3% to $0.34 million for the six months ended March 31, 2021 from $0.47 million for the first six months March 31, 2020, with a 38.8% decline in sales volume to 11 tons from 18 tons over the same period.

Cost of Revenues

Cost of revenues increased by 29.0% to $14.80 million for the six months ended March 31, 2021 from $11.47 million for the six months ended March 31, 2020, in support of the 31% increase in sales volume over the same period combined with a higher cost of raw materials.

Cost of revenues of Shiitake increased 33.7% to $8.41 million for the six months ended March 31, 2021 from $6.29 million for the six months ended March 31, 2020. Cost of revenue of Mu Er increased 27.2% to $6.11 million for the six months ended March 31, 2021 from $4.81 million for the six months ended March 31, 2020. Cost of revenue of other edible fungi and agricultural products decreased 26.3% to $0.27 million for the six months ended March 31, 2021 from $0.37 million for the six months ended March 31, 2020.

Gross Profit

Overall gross profit increased by 41.6% to $2.99 million for the six months ended March 31, 2021 from $2.11 million for the six months ended March 31, 2020. Gross profit from sales of Shiitake increased 60.7% to $1.69 million for the six months ended March 31, 2021 from $1.05 million for the six months ended March 31, 2020. Gross profit from sales of Mu Er increased 28.3% to $1.22 million for the six months ended March 31, 2021 from $0.95 million for the six months ended March 31, 2020. Gross profit from sales of other edible fungi and agricultural products decreased 30.8% to $0.07 million for the six months ended March 31, 2021 from $0.10 million for the six months ended March 31, 2020.

Overall gross margin increased by 1.3 percentage points to 16.8% for the six months ended March 31, 2021 from 15.5% for the six months ended March 31, 2020. The increase in overall gross margin is mainly attributable to the improvement in increased gross margin of Shiitake, as a result of higher selling prices for the six months ended March 31, 2021.

Expenses

Selling and distribution expenses increased 34.9% to $0.19 million for the six months ended March 31, 2021 from $0.14 million for the six months ended March 31, 2020. The increase is primarily due to an increase in shipping expenses.

General and administrative expenses increased 103.4%, to $1.68 million for the six months ended March 31, 2021 from $0.83 million for the six months ended March 31, 2020. The increase is primarily attributable to the share-based compensation expenses arising from restricted shares granted to certain employees.

Interest expense decreased to $0.06 million for the six months ended March 31, 2021 from $1.29 million for the six months ended March 31, 2020. The decrease in interest expense is primarily attributable to the decreased amortization of debt issuance costs and decreased interest expense incurred for the convertible notes during the six months ended March 31, 2021.

Net Income (loss)

Net income attributable to common shareholders for the six months ended March 31, 2021 increased to $1.36 million for the six months ended March 31, 2021 from a net loss of $0.06 million for the six months ended March 31, 2020.

Financial Condition

As of March 31, 2021, the Company had a cash balance of $16.0 million, with total current assets of $46.1 million. Current liabilities amounted to $7.9 million at March 31, 2021.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is an agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China and the size of the worldwide mushroom market. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801
FAMI@Globalirpartners.com